Mail Stop 3561

      							September 30, 2005

Casey Forward,
Chief Financial Officer
Suite 1020 - 400 Burrard Street
Vancouver, British Columbia, V6C 3A6


	Re:	Stream Communications Network and Media, Inc
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005

		Form 6-K for Fiscal Quarter Ended March 31, 2005
      File No. 000-30942

Dear Mr. Forward:

      Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Liquidity, Capital Resources and Subsequent Events, page 27

1. Please refer to prior comment #2. Revise to discuss your assessment of the likelihood that your plans to continue as a going
concern can be effectively implemented.   Your discussion should
include the factors identified in your response letter.   Refer to
Item 303(A)(1) of Regulation S-K.

Contractual Obligations, page 28

2. Please refer to prior comment #3.   Revise to disclose your
rent
obligations together with contractual obligations as required by Item
303(A)(5) of Regulation S-K.

Consolidated Statements of Operations and Deficit

3. Please refer to prior comment #8. Since the subtotal is not expressly permitted under Canadian GAAP, delete this subtotal.

Note 12.  Capital Stock

4. Please refer to prior comment # 11. Based on your response, revise to delete your reference to "average."

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response via EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.
								Sincerely,

								Larry Spirgel
								Assistant Director
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Mr. Forward
Stream Communications Network and Media, Inc
September 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE